

08028629

~~UNITED STATES~~
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III
FACING PAGE

SEC FILE NUMBER
8 – 65361

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING <u>JANUARY 1, 2007</u>AND ENDING <u>DECEMBER 31, 2007</u>

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **OFFICIAL USE ONLY**

DIRECT ACCESS PARTNERS, LLC   **FIRM ID. NO.**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P. O. Box No.)

PROCESSED

14 WALL STREET – 20TH FLOOR

~~MAR 2 4 2008~~

NEW YORK,   **NEW YORK**   ~~THOMSON~~
                                                    100 ~~FINANCIAL~~

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

BENITO CHINEA, CEO   (212) 516 - 0002

SEC Mail Processing

(Area Code – Telephone No.) Section

B. ACCOUNTANT IDENTIFICATION

FEB 29 2008

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*   Washington, DC
                                                                             111

LERNER & SIPKIN, CPAs, LLP

<u>132 Nassau Street, Suite 1023</u>   New York   NY   10038

          X   Certified Public Accountant

FOR OFFICIAL USE ONLY

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an
independent public accountant must be supported by a statement of facts and circumstances relied on as the
basis for the exemption. See section 240.17a-5(e)(2).

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number**

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, *BENITO CHINEA*, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of
   DIRECT ACCESS PARTNERS, LLC, as of DECEMBER 31, 2007,
are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, member, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

X _____
                    Signature

CEO
_____
                      Title

X _____
              Notary Public

This report** contains (check all applicable boxes):
(x) (a) Facing page.
(x) (b) Statement of Financial Condition.
(x) (c) Statement of Income (Loss).
(x) (d) Statement of Cash Flows.
(x) (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
(x) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(x) (g) Computation of Net Capital.
( ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
( ) (i) Information Relating to the Possession or Control requirements under rule 15c3-3.
( ) (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under
          Rule 15c3-1 and the Computation for Determination of the reserve requirements Under Exhibit A
          of Rule 15c3-3.
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with
          respect to methods of consolidation.
(x) (l) An Oath or Affirmation.
( ) (m) A copy of the SIPC Supplemental Report.
( ) (n) A report describing any material inadequacies found to exist or found to have existed since the
          date of the previous audit.
(x) (o) Independent Auditors' Report.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

NAME OF ORGANIZATION:_____*DIRECT ACCESS PARTNERS, LLC*_____

ADDRESS: _____*14 Wall Street, New York, NY 10005*_____

DATE: _____**DECEMBER 31, 2007**_____

NEW YORK STOCK EXCHANGE, INC.
20 BROAD STREET - 23rd Floor
NEW YORK, N.Y. 10005

Att: Member Firms Department

Gentlemen:

WE, THE UNDERSIGNED **members or allied members** of **Direct Access Partners, LLC** have caused an audit to be made in accordance with the prescribed regulations and have arranged for the prescribed financial report based upon such audit.

We hereby certify that, to the best of our knowledge and belief, the accompanying financial report prepared as of **DECEMBER 31, 2007** represents a true and correct financial statement of our organization and that the report will promptly be made available to those members and allied members whose signatures do not appear below.

I, **BENITO CHINEA,** swear that to the best of my knowledge and belief, the

accompanying financial statements and supporting schedule(s) pertaining to the Firm of

DIRECT ACCESS PARTNERS, LLC, as of **DECEMBER 31, 2007,**

are true and correct. I further swear that neither the Company nor any partner, proprietor,

principal officer, director or member has any proprietary interest in any account classified

solely as that of customer, except as follows:

No Exceptions

_____

(Signature)

CEO

(Title)

(Notary Public)

DIRECT ACCESS PARTNERS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

ASSETS

Cash and cash equivalents	$2,698,480
Deposit with clearing broker	100,000
Due from clearing broker	802,863
Commissions receivable	143,842
Due from customers	2,129,805
Other assets	244,490
Total assets	$6,119,480

LIABILITIES AND MEMBER'S CAPITAL

Liabilities

Accounts payable and accrued expenses	$1,154,311
Due to customers (Note 6)	2,396,043
Securities sold, not yet purchased - at market value (Note 4)	77
Total liabilities	3,550,431

Commitments and Contingencies (Notes 5 and 6)

Liabilities subordinated to the claims of general creditors

Pursuant to subordinated loan agreement (Note 7)	400,000
Capital (Note 9)	2,169,049
Total liabilities and capital	$6,119,480

The accompanying notes are an integral part of this statement.

Note 1 -   **Nature of Business**

Direct Access Partners, LLC, a limited liability company (The "Company") is a New York State company formed in 2002. The Company is a broker-dealer, registered with the Securities and Exchange Commission ("SEC") and is a member of the New York Stock Exchange, Inc. ("NYSE") and the Financial Industry Regulatory Authority ("FINRA").

Note 2 -   **Summary of Significant Accounting Policies**

a)   ***Revenue Recognition***
Securities transactions (and the recognition of related income and expenses) are recorded on a trade date basis. Commission income and related expense are recorded on a settlement date basis. There is no material difference between settlement date and trade date.

b)   ***Income Taxes***
Income taxes are not payable by, or provided for, the Company. Instead the Member is liable for taxes on the Company's earnings, for federal, state, and unincorporated business tax, if applicable.

c)   ***Cash and Cash Equivalents***
The Company considers demand deposited money market funds to be cash equivalents. The Company maintains cash in bank accounts which, at times, may exceed federally insured limits or where no insurance is provided. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash and cash equivalents.

d)   ***Equipment***
Equipment is carried at cost and is depreciated over a useful life of 5-7 years using accelerated methods.

e)   ***Use of Estimates***
Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, and the reported amounts of revenues and expenses.

Note 3-   **Profit Sharing Plan**
The Company is a sponsor of a defined contribution profit sharing plan for its eligible employees. Contributions to the plan, if any, are determined by the employer and come out of its current accumulated profits. The employer's contribution for any fiscal year shall not exceed the maximum allowable as a deduction to the employer under the provisions of the IRS Code Section 404, as amended, or replaced from time to time. The Company's liability to the plan for the year ended December 31, 2007 was $50,000.

Note 4 -   **Securities Sold – Not yet Purchased**

Securities represent shares that were purchased in the Company's Error account, and, had not been liquidated as of December 31, 2007.

DIRECT ACCESS PARTNERS, LLC
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2007

Note 4 -   **Securities Sold – Not yet Purchased (*continued*)**

Securities owned at quoted market values, are summarized as follows:

	Sold, Not yet Purchased
Equities	$77

Note 5 -   **Commitments**

Office Lease
The Company leases two premises with one lease expiring April 30, 2012. The second lease automatically renews every three months, for a three month period, unless either party gives written notice sixty days in advance of the expiration period not to renew. The Company has not given, or received, written notice as of February 27, 2008, and as such, the current expiration period is June 30, 2008.

At December 31, 2007, the minimum rental commitments before escalations under the leases are as follows:

Year	Amount
2008	$166,600
2009	$152,742
2010	$157,326
2011	$162,041
2012	$ 54,542

Note 6-   **Due to Customers**

The Company, under Section 28(e) of the Securities and Exchange Act of 1934, has entered into agreements with various customers to provide them with execution related services, brokerage services, and research products and services that provide lawful and appropriate assistance to carry out their investment decision making. Under the agreement, the Company uses a portion of the commissions charged to provide these services. The excess commissions charged over such services provided amounted to $2,396,043, at December 31, 2007.

Note 7 -   **Liabilities Subordinated to the Claims of General Creditors**

The subordinated borrowings due to the owner of the Company are covered by agreements approved by the New York Stock Exchange, Inc. and are thus available in computing net capital under the Securities and Exchange Commission's Uniform Net Capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

Note 7 - **Liabilities Subordinated to the Claims of General Creditors (continued)**

The subordinated loan automatically renews every year, unless notification to terminate is made thirteen months in advance by the lender. The subordinated loan holder has not made notification to terminate as of February 16, 2008, and as such, the expiration period is October 31, 2009. The borrowings, under subordination agreements, as of December 31, 2007, are as follows:

Subordinated loan; due October 31, 2009 (5% interest)	$400,000
	$400,000

Note 8 - **Financial Instruments with Off-Balance Sheet Credit Risk**

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company introduces these transactions for clearance to another broker-dealer on a fully disclosed basis.

The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair the customer' ability to satisfy their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount.

The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to such non-performance by its customers. The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker's internal guidelines. The Company monitors its customer activity by reviewing information it receives from its clearing broker on a daily basis, and requiring customers to deposit additional collateral, or reduce positions, when necessary.

Note 9 - **Net Capital Requirement**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2007, the Company had net capital of $556,723, which was $346,366 in excess of its required net capital of $210,357. The Company's net capital ratio was 566.77%.

A copy of the Firm's statement of Financial Condition as of December 31, 2007, pursuant to SEC Rule 17a-5, is available for examination at the Firm's office and at the regional office of the SEC.



LERNER & SIPKIN

CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038   Tel 212.571.0064 / Fax 212.571.0074
E-mail: LS@lernersipkin.com

INDEPENDENT AUDITORS' REPORT

To the Members of
Direct Access Partners, LLC
14 Wall Street
New York, NY 10005

We have audited the accompanying statement of financial condition of Direct Access Partners, LLC as of December 31, 2007. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards required that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Direct Access Partners, LLC as of December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Lerner & Sipkin, CPAs, LLP
Certified Public Accountants (NY)

New York, NY
February 27, 2008

